Exhibit 99(a)


CNF TRANSPORTATION INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

                                                    Six Months Ended
                                                         June 30,
                                               1999                    1998
Fixed Charges:
   Interest Expense                      $    14,478             $    16,981
   Capitalized Interest                        2,508                     969
   Dividend Requirement on Series B
      Preferred Stock [1]                      5,556                   5,616
   Interest Component of
      Rental Expense [2]                      25,406                  19,134
                                         $    47,948             $    42,700

Earnings:
   Income before Taxes                   $   161,204             $   108,610
   Fixed Charges                              47,948                  42,700
      Capitalized Interest                    (2,508)                   (969)
      Preferred Dividend Requirements [3]     (5,556)                 (5,616)
                                         $   201,088             $   144,725

Ratio of Earnings to Fixed Charges:              4.2x                    3.4x


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2]   Estimate of the interest portion of lease payments.

[3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income before Taxes.